
02050206

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


RECD S.E.C.
AUG 5 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.
8/1/02

For the month of August 2002

Pacific Internet Limited
89 Science Park Drive, #02/05-06
The Rutherford, Singapore Science Park
Singapore 118261

(Indicate by check mark whether the registrant files or will file annual report under cover of Form 20-F or Form 40-F)

Form 20-F ___X___ Form 40-F __________


PROCESSED
AUG 09 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act 1934.)

Yes __________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): 82 _______)

SINGPR1:#23005322v91

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On August 5, 2002, Pacific Internet Limited issued the attached press release.


Pacific
Internet
NASDAQ : PCNTF

Press Release

<u>For Immediate Release</u>

Pacific Internet Extends Regional Footprint to Malaysia

Singapore, 5 August 2002 - Pacific Internet (NASDAQ: PCNTF), Asia's leading Internet Service Provider, today announced that it has commercially launched operations in Malaysia and has set up its office in Kuala Lumpur.

Pacific Internet's venture into Malaysia is part of the Group's continuing strategy to strengthen its Asia Pacific coverage, extending its services to multi-national corporations (MNCs) across the region. Its presence in the existing six markets (namely Singapore, Hong Kong, the Philippines, Australia, India and Thailand) also means that the Group will be able to service the needs of Malaysian-based companies to connect their offices in other parts of the region.

Said Mr. Tan Tong Hai, President and CEO, Pacific Internet Limited, "Malaysia is a strategic market where many of our MNC customers have offices and demand for Internet services. The addition of Malaysia to our regional portfolio extends the Group's reach across the Asia Pacific region, enabling us to offer the widest coverage and the benefit of a single point of contact."

Mr. Lim Hock Koon, Managing Director of Pacific Internet's Malaysian operations added, "There are over 4,000 foreign companies with offices in Malaysia. The domestic business market is also a large one with over 500,000 companies registered in the country. We are very excited with the business potential presented by the Malaysian market."

Corporate services available from Pacific Internet Malaysia include leased line, integrated services digital network (ISDN), virtual private network (VPN), roaming, email outsourcing and hosting services. There are plans in the future to add to the range of services available according to market demand. At this juncture, there are no plans for Pacific

Pacific Internet Limited
89 Science Park Drive, #02-05/06 The Rutherford, Singapore 118261
Tel: 65-6872 0322 Fax: 6872 5912
Singapore • Hong Kong • Philippines • Australia • India • Thailand

Internet Malaysia to offer services for the consumer market.

For sales enquiries, please call Tel: 60-3-2615-0168 or email sales@pacific.net.my. Visit www.pacific.net.my for more information.

About Pacific Internet Limited
Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest Internet Service Provider (ISP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In February 1999, Pacific Internet became the first Asian Internet company to successfully list on the NASDAQ stock exchange. The company delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of customers. Pacific Internet has won a series of accolades and awards over the years, which firmly positions the company as an industry leader in Asia. The company has been voted "Best Asian ISP" for four consecutive years in 1999, 2000, 2001 and 2002 by readers of Telecom Asia, the leading telecommunications publication from Hong Kong. Pacific Internet is committed to delivering services that customers value and helping them to harness the power of the Internet for their communication needs. For more information, please go to www.pacific.net.sg

- Ends -

Contacts for Media Enquiries:	Contact for Investor Enquries:
Jacqueline Yeo Manager, Regional Marketing & Public Relations H/P: 65-9877 2164 Email: jacqueline.yeo@pacific.net.sg Mervin Wang Assistant Manager, Regional Marketing & Public Relations H/P: 65-9798 6077 Email: mervin.wang@pacific.net.sg	Khoo Seok Teng Manager, Investor Relations Tel: 65-9623 1567 Email: investor@pacific.net.sg

Cautionary Statement
Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By: 
Name: Tan Tong Hai
Title: President and Chief Executive Officer

Date: August 5, 2002